Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

[Excerpt – Presentation by Ivan G. Seidenberg, Chairman and Chief Executive Officer, at the Banc of America 35th Annual Investment Conference]

Enterprise Customer Opportunity

verizon

- ✓ Innovative End to End Solutions
- ✓ Robust Wireline and Wireless Offerings
- ✓ Global Reach
- ✓ Strong Legacy and Next Generation Networks...Seamless Migration
- ✓ Reliable Network Performance and Security
- ✓ Outstanding Customer Service....SPOA
- ✓ Highly Skilled Consultative Account Teams
- ✓ Financial Strength

Improved competitive position

1

Enterprise Customer OpportunityInnovative End to End Solutions Robust Wireline and Wireless Offerings Global ReachStrong Legacy and Next Generation NetworksSeamless Migration Reliable Network Performance and Security Outstanding Customer ServiceSPOAHighly Skilled Consultative Account Teams Financial StrengthImproved competitive position1

MCI Changes the Game

WAN Solutions
Network Integration
IP Solutions
LAN Solutions
Customer
Mobility
Voice Access & Transport
Voice Switching Solutions

Opportunity to drive value

2

I Changes the GameWAN SolutionsIP SolutionsMobilityVoice Switching SolutionsVoice Access & TransportLAN SolutionsNetwork IntegrationCustomerOpportunity to drive value2

Shift a little bit now to enterprise, which is code word for MCI. I think what we have here is we’ve done fairly well in just building slowly our enterprise business. We’ve worked hard at getting our systems, our technology, our frame relays and all those things converted into IP and virtual private networks and all the things we do. Our scope tended to be with medium to large customers down through small customers. We were, typically, the second or third provider in the very large accounts and so I think we feel very comfortable that we understand the requirements and the table stakes and the systems and the technology that are required to win with any business customer.

And we would have been fine if we had kept going in that direction. But with MCI we have a chance to change the game for ourselves and that is, now we can participate with a different set of customers, with different scale economies and different service requirements and, in this case, this is just a way of saying that we have all these capabilities wrapped around a single product set and, the most important, probably new thing about this would be the ability to look at this customer set and focus our energies on the CIO of almost any business and give the CIO the opportunity to integrate service quality, feature and functionality and wireless and wireline capabilities integrated in the seamless solution.

I’m sure—I mean, I’ve talked to several of you and even you run into this. Will your firms buy you a Blackberry or buy you a basic set? And I’m sure that when you go up the chain in all of your firms there’s somebody trying to figure out how to deploy the right technology but get control over the utilization of all these gadgets. And I think when you get a converged solution, you’ve worked this very well.

MCI’s sales force and customer service orientation is less network-driven than ours is. So they come at this that if you have fiber into the building and that’s the best way to do it, great. If you want to use WiMAX instead of that, they do that. The issue that will help us here is to take the top end of our entire business, looking at this market, and re-orient it around a solution sell, which has been MCI’s strategic advantage in the past.

So from a market standpoint, we think this is, hands down, a very good opportunity for us.

Now let me back up. I guess one thing I should tell you, I guess there are all sorts of questions about MCI—where we stand in the acquisition. Very quickly, I think we’re down to the last couple of legs here. The shareholder vote is scheduled for October 6. Needless to say, this is the subject of a lot of sports radio talk. You can’t pick up the TV or the radio without somebody having something to say about this.

Our view is that we have a solid, definitive agreement with a very good value proposition on the table. There’s a–it’s a good thing for the shareholders and regardless of kind of the fun that people are having right now, come October 6th, that’s the deal that they’re going to be asked to vote on. So it’ll be either vote yes on the deal in front of them or vote it down and wait for something better to come along. And our view is and I think the compelling nature of the deal will make this a winner on October 6th.

So my view on this, in case, David, you have any follow-up questions based on anything that Oren said the other day is that the only vote that counts is October 6th. I’m telling you what I’ll say if you ask me the question.

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In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on August 31, 2005, an amended registration statement on Form S-4, which includes a definitive proxy statement of MCI and a prospectus (Registration No. 333-124008) containing important information about the proposed acquisition. Investors are urged to read the proxy statement and prospectus and any other relevant materials filed by Verizon or MCI because they contain important information about Verizon, MCI and the proposed acquisition. The proxy statement and prospectus and other relevant materials and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Additionally, proxy materials can be obtained by contacting MacKenzie Partners, Inc. toll-free at (800) 322-2885, collect at (212) 929-5500 or by email at proxy@mackenziepartners.com. Investors are urged to read the proxy statement and prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants is included in the proxy statement and prospectus and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.